Exhibit 99.1

TSX & ASX: OYM, OTCQX: OLYMF, & Frankfurt: OP6

NEWS RELEASE

OLYMPUS CONFIRMS MINERALIZATION WIDTHS OF UP TO 78 METERS AT
BAU CENTRAL GOLD PROJECT

HIGHLIGHTS:

➢	Bau Central in-fill and step-out drilling continues to upgrade and expand the Jugan open-pit resource. Recent results include:

                           JUDDH-11:      78.30m @ 2.01 g/t Au.
                           JUDDH-23:      38.10m @ 3.91 g/t Au.
                           JUDDH-31:     40.00m @ 3.99 g/t Au (including 17.00m @ 5.69 g/t Au).

➢	A new resource estimate scheduled for release in first quarter 2012.
➢	Bau Central is on schedule for completion of a definitive mining feasibility study by year end 2012.
➢	Geological studies reveal exciting additional potential at depth and in peripheral zones.
➢	Metallurgical studies to determine the optimum gold recovery process route are in progress.

Toronto, January 31, 2012 - Olympus Pacific Minerals Inc. Chief Executive Officer, John Seton, is pleased to announce continuing exploration success and substantial progress with feasibility studies for startup mining in the Jugan Sector of the Company’s Bau Central property in Sarawak, East Malaysia.

John Seton, said: “Drilling at Bau Central has continued to return highly encouraging assay results over significant intercept widths. These are providing input into concurrent feasibility studies and signal an expansion of global resources and upgrade of resource categories in the next resource estimate (scheduled for release later this quarter).  In particular, feasibility study of the Jugan deposit continues to deliver positive results and remains on schedule for completion later this year.  Jugan is the first of several deposits slated for development within the Bau Central mineralization trend; with others expected to be successively phased into production after Jugan.  The last major mine to operate in this area was the Tai Parit open-pit, which closed in 1996 after producing 1.2M oz of gold. The planned Jugan development heralds a revival of the mining industry within this large historic goldfield and is an important milestone for the Company.”

JUGAN SECTOR EXPLORATION

Drilling at the Jugan gold deposit has continued to produce highly encouraging results that are anticipated to expand the resource, upgrade the resource category, and provide geological and geotechnical input into the concurrent feasibility study.

Significant recent results include:

Hole No	From (m)	To (m)	Length (m)	Au (g/t)
JUDDH-11	0.00	78.30	78.30	2.01
JUDDH-11 - incl	0.00	11.00	11.00	4.40
JUDDH-11 - incl	17.00	28.00	11.00	3.90

Hole No	From (m)	To (m)	Length (m)	Au (g/t)
JUDDH-11 - incl	39.00	43.00	4.00	4.05
JUDDH-12	40.00	51.80	11.80	1.23
JUDDH-12	58.00	82.00	24.00	2.32
JUDDH-12 - incl	65.00	74.00	9.00	3.87
JUDDH-13	0.00	16.50	16.50	3.08
JUDDH-13 - incl	3.00	9.00	6.00	5.75
JUDDH-13 - and	3.00	5.00	2.00	9.13
JUDDH-14	0.00	68.50	68.50	1.00
JUDDH-14 - incl	27.00	60.00	33.00	1.46
JUDDH-14 - and	51.00	58.00	7.00	3.21
JUDDH-15	14.00	39.00	25.00	1.77
JUDDH-15	41.00	64.00	23.00	1.62
JUDDH-15	71.00	81.50	10.50	1.99
JUDDH-16	39.00	60.35	21.35	1.74
JUDDH-16 - incl	41.00	45.85	4.85	4.67
JUDDH-17	62.00	92.00	30.00	1.53
JUDDH-18	22.00	87.40	65.40	1.79
JUDDH-20	13.30	62.15	48.85	1.98
JUDDH-21	0.00	15.00	15.00	1.07
JUDDH-23	27.00	65.10	38.10	3.91
JUDDH-24	4.00	20.00	16.00	1.94
JUDDH-24	24.00	38.00	14.00	1.86
JUDDH-26	211.00	235.00	24.00	1.52
JUDDH-27	77.10	94.00	16.90	2.14
JUDDH-28	222.00	252.00	30.00	0.82
JUDDH-28 - incl	232.00	240.00	8.00	1.36
JUDDH-31	0.00	40.00	40.00	3.99
JUDDH-31 - incl	2.00	19.00	17.00	5.69

Jugan is a near-surface gold deposit at the northern end of the Bau Central gold trend. It comprises sediment-hosted, disseminated (Carlin style) mineralization. It is hosted within a thick shale/sandstone sedimentary sequence, which is transected by deep faulting and intruded by dacite porphyry stocks, dykes and sills.

The currently published resource based a historic dataset and modelled down to about 70m depth only, has been estimated to contain a NI 43-101/JORC resource of 563,000 oz gold (10,963,000t @ 1.60 g/t Au) “indicated” at a lower grade cut of: 0.75 g/t Au).

On December 31, 2011, the current programme had completed 673 metres of trenching in 7 trenches, 3,549.5m of diamond drilling in 26 holes (out of a planned 5,895 meters in 45 holes) and further geophysical interpretation. As tabulated in Appendix 1, full assay results have to date been received for 26 of these holes. The programme is ongoing. Geological and resource modelling is in progress, and a new estimate of the Jugan gold resource is expected during 1Q 2012.  The presence of a deep NE trending, steeply NW dipping mineralised zone that remains open beyond 200m vertical depth have been identified on several drill section lines. This is interpreted as a feeder zone to the near surface gold mineralisation. The ongoing drill programme is therefore, targeting strike and dip projections of this zone to determine mineralization continuity and the potential for higher grades and resource expansion.

Further, exploration is also planned peripheral to the Jugan deposit. This will include a high resolution surface geochemical and IP geophysical surveys to prioritize adjacent Jugan-style mineralization zones for drill testing.

BAU CENTRAL GOLD TREND

Olympus has been aggressively exploring the 17 km long Bau Central mineralization trend since first acquiring the property in 2009.

The Bau gold trend contains 34 known gold prospects, at various stages of exploration advancement. The current JORC/NI43-101 global resource stands at 2.45Moz. This comprises: 0.56M oz “Indicated” (10,963,000 t @ 1.60g/t Au) and 1.89M oz “Inferred” (35,808,000t @ 1.64g/t Au) (See Olympus press release dated June 24, 2010).

Geological, geophysical, and geochemical studies, including surface trenching and an extensive (25,000m) diamond drilling programme is in progress to further expand and upgrade this previously announced resource and support concurrent mining feasibility studies.

MINING FEASIBILITY STUDY

Jugan Deposit: The Bau mining feasibility study is focussed on initial development of the Jugan deposit. Jugan is a near-surface gold deposit that outcrops as a low hill towards the north-east end of the Bau Central gold trend.

Resource definition is now well advanced. Two alternative process routes (Albion and pressure oxidation) have been short-listed for detailed evaluation. A prior bench-scale metallurgical test-work has indicated that metallurgical recoveries in the order of 85% may be achievable. Two metallurgical holes were completed during 4Q 2,011 and a 400kg sample was sent to SGS Lakefield (Perth) for metallurgical test-work. The results of this test-work (expected by April 2012) will be used to select the optimum gold recovery process route. Based on a target production capacity of 100,000 oz/annum, resource definition, mine planning, civil engineering, financial modelling, environmental and demographic studies and a community consultation programme are progressing on schedule for completion by late 2012. Subject to continuing positive results, this will lead into a construction phase during 2013, with startup production being scheduled for 2014.

Other Deposits: Whilst the Jugan deposit has been selected for initial development, the Bau mining feasibility study also provides for phased development of other deposits that form the Bau Project’s current 2.45Moz global resource (refer above). These deposits are spread along the 17 km long Bau Central gold trend and are at varying stages of exploration and feasibility assessment.

BAU PROJECT BACKGROUND

The Bau property is a brown-field project, spread over a large geographic area in which the Company owns rights to mining tenements covering much of the historic Bau Goldfield in Sarawak, East Malaysia.

The Bau Goldfield has been intermittently mined since the mid 19th Century. Historic production is estimated at > 3M oz gold. The most recent was the Tai Parit mine, which closed in 1996 after producing 1.2M oz gold from a single open-pit.

The Bau Goldfield lies within the Borneo metalliferous belt, which contains a number of other important gold mining camps, including: Kelian, Mamut (gold-copper) and Mt Muro.

The geology and mineralization of the Bau Goldfield have been compared with that of the Carlin District of Nevada, USA (cumulative production > 60M oz).

The Goldfield has previously been explored by a number of companies, including Menzies Gold NL, Cameco, Gencor, RGC, and Zedex Minerals Ltd. but this is the first time that detailed and systematic exploration has been conducted using modern state-of-the-art exploration techniques over the whole goldfield for a sustained period.

Company equity in the Bau Goldfield Project operating Joint Venture Company (North Borneo Gold Sdn Bhd) currently stands at 83.25%. The company plans to acquire an additional interest to bring its total stake to 93.55% within the next two and a half years.

Olympus is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Olympus expects to expand existing gold production capacity in Vietnam over the next two years and simultaneously introduce new production capacity from Bau Central. The company also contemplates a substantial increase of its attributed gold resources through the exploration of advanced properties having demonstrably large upside potential.

OLYMPUS PACIFIC MINERALS INC.

John A.G. Seton
Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

info@olympuspacific.com
www.olympuspacific.com

The technical information in this press release has been prepared under the supervision of Mr. Rod Murfitt who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM), a “Competent Person”, as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve” and a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Mr. Murfitt consents to the inclusion in this press release of the technical information, in the form, and context in which it appears.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment;

political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

APPENDIX A: SIGNIFICANT JUGAN DRILL ASSAY RESULTS

Hole No	From (m)	To (m)	Length (m)	Au (g/t)	Status	Area
JUDDH-06	No Significant intersection
JUDDH-07	4.00	6.00	2.00	0.79	Final	Jugan
JUDDH-08	0.00	2.00	2.00	0.77	Final	Jugan
JUDDH-09	0.80	9.00	8.20	1.26	Final	Jugan
JUDDH-10	22.70	25.00	2.30	0.55	Final	Jugan
JUDDH-10	233.00	236.00	3.00	1.04	Final	Jugan
JUDDH-10	243.00	244.00	1.00	0.55	Final	Jugan
JUDDH-10	264.00	265.00	1.00	0.70	Final	Jugan
JUDDH-10	287.00	295.00	8.00	1.21	Final	Jugan
JUDDH-10	320.00	322.00	2.00	0.75	Final	Jugan
JUDDH-10	328.00	333.00	5.00	1.07	Final	Jugan
JUDDH-10	352.00	353.00	1.00	0.66	Final	Jugan
JUDDH-10	360.00	361.00	1.00	1.10	Final	Jugan
JUDDH-10	367.00	370.00	3.00	0.65	Final	Jugan
JUDDH-10	450.00	451.00	1.00	0.54	Final	Jugan
JUDDH-10	457.00	458.35	1.35	1.06	Final	Jugan
JUDDH-11	0.00	78.30	78.30	2.01	Final	Jugan
JUDDH-11 - incl	0.00	11.00	11.00	4.40	Final	Jugan
JUDDH-11 - incl	17.00	28.00	11.00	3.90	Final	Jugan
JUDDH-11 - incl	39.00	43.00	4.00	4.05	Final	Jugan
JUDDH-12	18.00	21.00	3.00	0.84	Final	Jugan
JUDDH-12	28.60	36.00	7.40	0.84	Final	Jugan
JUDDH-12	40.00	51.80	11.80	1.23	Final	Jugan
JUDDH-12	58.00	82.00	24.00	2.32	Final	Jugan
JUDDH-12 - incl	65.00	74.00	9.00	3.87	Final	Jugan
JUDDH-13	0.00	16.50	16.50	3.08	Final	Jugan
JUDDH-13 - incl	3.00	9.00	6.00	5.75	Final	Jugan
JUDDH-13 - and	3.00	5.00	2.00	9.13	Final	Jugan
JUDDH-14	0.00	68.50	68.50	1.00	Final	Jugan
JUDDH-14 - incl	27.00	60.00	33.00	1.46	Final	Jugan
JUDDH-14 - and	51.00	58.00	7.00	3.21	Final	Jugan
JUDDH-15	0.00	2.60	2.60	0.91	Final	Jugan
JUDDH-15	0.00	8.00	8.00	0.62	Final	Jugan
JUDDH-15	14.00	39.00	25.00	1.77	Final	Jugan
JUDDH-15	41.00	64.00	23.00	1.62	Final	Jugan
JUDDH-15	71.00	81.50	10.50	1.99	Final	Jugan
JUDDH-16	2.00	9.70	7.70	0.93	Final	Jugan
JUDDH-16	13.00	15.00	2.00	0.77	Final	Jugan

JUDDH-16	19.00	36.00	17.00	0.72	Final	Jugan
JUDDH-16	39.00	60.35	21.35	1.74	Final	Jugan
JUDDH-16 - incl	41.00	45.85	4.85	4.67	Final	Jugan
JUDDH-17	0.00	3.50	3.50	0.95	Final	Jugan
JUDDH-17	26.90	28.00	1.10	1.00	Final	Jugan
JUDDH-17	32.00	36.00	4.00	2.65	Final	Jugan
JUDDH-17	62.00	92.00	30.00	1.53	Final	Jugan
JUDDH-18	22.00	87.40	65.40	1.79	Final	Jugan
JUDDH-19	0.00	4.40	4.40	0.51	Final	Jugan
JUDDH-19	26.60	27.20	0.60	1.09	Final	Jugan
JUDDH-19	66.70	76.70	10.00	0.67	Final	Jugan
JUDDH-20	1.30	7.30	6.00	2.21	Final	Jugan
JUDDH-20 - incl	4.30	6.30	2.00	4.07	Final	Jugan
JUDDH-20	13.30	62.15	48.85	1.98	Final	Jugan
JUDDH-20 - incl	16.30	18.30	2.00	3.93	Final	Jugan
JUDDH-20 - incl	22.30	26.50	4.20	6.30	Final	Jugan
JUDDH-20 - with	23.30	24.50	1.20	15.30	Final	Jugan
JUDDH-20 - incl	37.50	40.00	2.50	4.39	Final	Jugan
JUDDH-20 - incl	36.50	42.85	6.35	2.48	Final	Jugan
JUDDH-20 - incl	45.40	62.15	16.75	2.13	Final	Jugan
JUDDH-21	0.00	15.00	15.00	1.07	Final	Jugan
JUDDH-21	31.00	32.00	1.00	0.55	Final	Jugan
JUDDH-22	65.50	71.00	5.50	2.39	Final	Jugan
JUDDH-23	1.70	11.00	9.30	0.93	Final	Jugan
JUDDH-23	27.00	65.10	38.10	3.91	Final	Jugan
JUDDH-24	4.00	20.00	16.00	1.94	Final	Jugan
JUDDH-24	24.00	38.00	14.00	1.86	Final	Jugan
JUDDH-24	43.20	44.40	1.20	0.69	Final	Jugan
JUDDH-25	265.00	291.00	26.00	0.54	Final	Jugan
JUDDH-25 - incl	265.00	272.00	7.00	0.88	Final	Jugan
JUDDH-26	211.00	235.00	24.00	1.52	Final	Jugan
JUDDH-26	245.00	247.00	2.00	0.60	Final	Jugan
JUDDH-27	0.00	2.00	2.00	2.28	Final	Jugan
JUDDH-27	5.00	5.70	0.70	0.99	Final	Jugan
JUDDH-27	77.10	94.00	16.90	2.14	Final	Jugan
JUDDH-28	168.00	169.00	1.00	1.74	Final	Jugan
JUDDH-28	222.00	252.00	30.00	0.82	Final	Jugan
JUDDH-28 - incl	232.00	240.00	8.00	1.36	Final	Jugan
JUDDH-29	0	3	3	1.34	Final	Jugan
JUDDH-30	2	6	4	0.62	Final	Jugan
JUDDH-31	0.00	40.00	40.00	3.99	Final	Jugan
JUDDH-31 - incl	2.00	19.00	17.00	5.69	Final	Jugan